Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Earnings:	($ in millions)
Income from continuing operations before taxes	$103.0	$126.5
Add (deduct):
Earnings of non-consolidated affiliates	(0.9)	(1.4)
Distributions from affiliated companies	—	0.1
Capitalized interest	(0.1)	(1.0)
Fixed charges as described below	30.9	31.5
Total	$132.9	$155.7

Fixed charges:
Interest expensed and capitalized	$19.4	$19.8
Estimated interest factor in rent expense(1)	11.5	11.7
Total	$30.9	$31.5

Ratio of earnings to fixed charges	4.3	4.9

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.